Filed Pursuant to Rule 433
Registration No. 333-100861
Dated December 11, 2006
Southwest Airlines Co.
$300,000,000 5.75% Notes due 2016

Pricing Term Sheet

Issuer:	Southwest Airlines Co.
Size:	$300,000,000
Maturity:	December 15, 2016
Coupon:	5.75%
Price to Public:	99.534%
Yield to maturity:	5.812%
Spread to Benchmark Treasury:	+ 130 basis points
Benchmark Treasury:	4.625% due November 15, 2016
Benchmark Treasury Yield:	4.512%
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2007
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	December 14, 2006
CUSIP:	844741AY4
Ratings (Moody’s / S&P / Fitch):	Baa1 / A / A
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Barclays Capital Inc. at (888) 227-2275, extension 2663 or Citigroup Global Markets Inc. at (877) 858-5407.